GENESIS BIOPHARMA, INC.
11500 Olympic Boulevard, Suite 400
Los Angeles, CA  90064

          December 14, 2011
Via EDGAR

United States
Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Attention:	Justin Dobbie, Legal Branch Chief J. Nolan McWilliams, Esq.

Re:	Genesis Biopharma, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-175184

Dear Messrs. Dobbie and McWilliams:

The Company requests acceleration of effectiveness of the Form S-3 Registration Statement (the “Filing”) to December 16, 2011 at 11:00 A.M. Eastern Standard Time or as soon as practical thereafter.

The Company acknowledges that the disclosure in the Filing is its responsibility.  The Company further acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the discourses in the Filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Genesis Biopharma, Inc.

By:	/S/Anthony J. Cataldo
Anthony J. Cataldo, Executive Chairman